United States securities and exchange commission logo





                               July 9, 2020

       Jason K. Giordano
       Co-Executive Chairman
       Collier Creek Holdings
       200 Park Avenue, 58th Floor
       New York, New York 10166

                                                        Re: Collier Creek
Holdings
                                                            Registration
Statement on Form S-4
                                                            Filed June 12, 2020
                                                            File No. 333-239151

       Dear Mr. Giordano:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed June 12, 2020

       General

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any "derivative action." We further
note on page 134, that the U.S. federal district courts shall, to the fullest extent
permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a
cause of action arising under the Securities Act. In addition, on page 198, we note your
disclosure that the provision will not apply to suits brought to enforce any liability
or duty created by the Exchange Act. Please ensure that that the exclusive forum
provision in your Certificate of Incorporation states this clearly, or tell us how you will inform
investors in future filings. Please consider revising your disclosure for consistency.
 Jason K. Giordano
Collier Creek Holdings
July 9, 2020
Page 2
2. Please clarify whether the company will be a "controlled company" under the definition of the New York Stock Exchange following the consummation of the business combination and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate.
Non-GAAP Financial Measures, page 48

3. We have reviewed your presentation of non-GAAP measures on pages 48 to 53 and elsewhere in the filing. It is unclear to us how this presentation complies with Regulation
         G, Item 10(e) of Regulation S-K and the related staff guidance in the Compliance and
         Disclosure Interpretations (CDIs). Please explain to us in detail how each of the adjustments made to arrive at each of your non-GAAP measures comply with these rules and staff guidance. For example, some measures appear to substitute individually tailored recognition and measurement methods for those of GAAP; some adjustments appear to change the recognition pattern of amounts found in your GAAP financial statements; and
         others appear to exclude normal, recurring, cash operating expenses necessary to operate your business. We also note that not all adjustments described in note 2 appear to be non-
         cash in nature. Please explain.
4. In addition, it is unclear to us how the pro forma information, including pro forma non-
         GAAP information, contained in this section relates to your presentations found on pages
         203 to 224. We would expect it to be consistent with the guidance found in Article 11 of
         Regulation S-X. Please explain. Further, tell us in detail about the adjustments included in the Kennedy and Kitchen Cooked measures of pre-acquisition Adjusted EBITDA and how they comply with the non-GAAP rules cited in the previous paragraph. Finally, it is not clear whether the pro forma amounts are intended to replace GAAP amounts for purposes of your non-GAAP reconciliations as allowed by CDI 101.05, to adjust for items that did not meet the criteria for adjustment in your Article 11 presentation, or both.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 55

5. We note your disclosure on page 55 that you have determined Collier Creek as the accounting acquirer and Utz as the accounting acquiree. Please explain why and provide us with your analysis which supports the company as the accounting acquirer when it appears upon completion of the business combination the sellers are expected to own
        50.2% of the outstanding common company units in Utz and 100% of the Class V
FirstName LastNameJason K. Giordano
        common stock in the company entitling the sellers to voting power commensurate with
ComapanytheirNameCollier  CreekinHoldings
             equity ownership     Utz.
July 9, 2020 Page 2
FirstName LastName
 Jason K. Giordano
FirstName   LastNameJason K. Giordano
Collier Creek  Holdings
Comapany
July 9, 2020NameCollier Creek Holdings
July 9,3 2020 Page 3
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FirstName LastName
If we seek shareholder approval, , page 108

6. Please revise this risk factor to clarify that you are seeking shareholder approval and whether your affiliates are purchasing shares. Similarly, revise the last risk factor on page
         109 to disclose whether third parties have brought claims against you and whether you obtained the waivers you mention.
Background of the Business Combination, page 155

7. Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations. For example, describe the transaction structure and valuations, and adjustments, mentioned in the last two paragraphs on page 156.
Material U.S. Federal Income Tax Consequences,, page 166

8. Item 601(b)(8) of Regulation S-K requires a tax opinion when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Given your disclosure in this section as well as the risk factors, please file a tax opinion.
Shareholder Proposals 4 to 8,, page 187

9. We note from your disclosure on page 131 that you will have a classified board upon completion of the transactions described in this filing. Please tell us why this change is not presented to your shareholders as a separate proposal.
Proposal No. 8,, page 198

10. Please revise to present the change described in (3) as a separate matter to be proposed to your shareholders.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended
December 31, 2019, page 209

11. For clarity, please indicate Utz Brand Holdings LLC and Subsidiaries and Affiliates
         column does not represent its historical results but rather pro forma to give effect to the
         Kennedy and Cooked Kitchen acquisitions.
Beneficial Ownership of Securities, page 255

12. Please identify the natural persons who have or share voting and/or dispositive powers with respect to the securities held by the entities listed in the table.
 Jason K. Giordano
FirstName   LastNameJason K. Giordano
Collier Creek  Holdings
Comapany
July 9, 2020NameCollier Creek Holdings
July 9,4 2020 Page 4
Page
FirstName LastName
Independent Operator Conversions , page 287

13. We note your plans to transition Company-Owned routs to Independent Operators (IO)
         routes with a completed transition expected in 2021. To help investors better understand your disclosure, please disclose the costs incurred to date as well estimated costs you expect to incur to complete the transition to the new IO model, if material.
Cost of goods sold and Gross Profit , page 292

14. You disclose that the conversion of RSP routes to IOs, Kennedy, and higher input costs, are the three drivers of the decrease in gross profit for fiscal 2019 as compared to 2018.
         Please revise to quantify the impact on gross profit for each disclosed driver. Please also quantify the impact of the disclosed drivers in your Selling and Administrative discussion.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Utz
Application of Critical Accounting Policies and Estimates
Revenue Recognition, page 303

15. We note you estimate trade promotions that are made using various techniques including historical data on performance of similar promotional programs. We also note in 2019, you implemented a system that improved your ability to analyze and estimate the reserve for unpaid costs relating to your promotional activities and differences between estimated expense and actual redemptions are recognized as a change in management estimate as the actual redemptions incurred. In this regard, please tell us the whether the historical differences between management estimate and actual were material for each period presented and if so, please quantify the amounts. Additionally, it appears from your disclosure on page 297 that using the system implemented in 2019 you would have adjusted your estimate by 6.8, 3.6 and (0.7) million for the fiscal years ended 2019, 2018 and 2017, respectively, based upon improved information. Please advise.
Segment Reporting, page F-41

16. We note you operate in one reportable segment: manufacturing, distribution, marketing and sale of snack food products. In your Brands disclosure, on page 272, you note that you manage your "portfolio of brands by strategically segregating it into Power Brands and Foundation Brands." Please explain to us the factors you considered in concluding that you operate as one reportable segment pursuant to ASC 280-10-50.

         Tell us how you considered the significant differences in annual revenue growth rates between the two segregated groups and any differences in gross margins when applying any such aggregation guidance. Specifically, we note from disclosures contained in your filing that certain of your power brands enjoy a combination of higher growth and margins.

         Describe the level of financial information available for Power Brands and Foundation
 Jason K. Giordano
FirstName   LastNameJason K. Giordano
Collier Creek  Holdings
Comapany
July 9, 2020NameCollier Creek Holdings
July 9,5 2020 Page 5
Page
FirstName LastName
         Brands beyond revenues, including what costs are allocated and what costs are not allocated to each group.
UM-U Intermediate, LLC and Subsidiaries and Affliates
Operations and Summary of Significant Accounting Policies
Distribution Route Sales and Acquisition Transactions, page F-42

17. Please explain to us in greater detail, the nature and terms of your IO arrangements. In this regard, we note you acquire and sell distribution rights to a defined route to independent operators. We note as part of these arrangement, third-party financing may be required to purchase the rights, and may also require you to repurchase the rights in the event the IO defaults on its loan as well as provide guarantee agreements with the third-party lender.
         Please explain in detail how you account for the sale of the distribution rights (newly created and reacquired existing routes) to IOs, including any financing guarantees required as part of the arrangements. As part of your response, tell us your consideration of licensing guidance pursuant to ASC 606-10-55-54 to 58C and provide the relevant guidance you relied up in determining the appropriate accounting treatment.
Revenue Recognition, page F-44

18. We note from disclosures included elsewhere in the filing that you have determined IOs to be your customers pursuant to revenue recognition guidance under US GAAP. In this regard, please explain for us in greater detail the nature and terms of your revenue contracts with IOs, including IO discounts. As part of your response, please tell us how these arrangements compare to your third-party distributor arrangements who are responsible for selling your products to our customers.
19. If your revenue contracts with third party distributors and IO differ from your contracts with other customers (e.g. supermarkets, mass merchandisers, club stores, dollar and discount stores, convenience stores, independent grocery stores, drug stores and food service, vending, military, and other channels), please explain and revise your revenue footnote to include appropriate disclosure in accordance with ASC 606-10-50, if material.
20. Please tell us your consideration of providing disaggregated revenue disclosures such as by Power Brands and Foundation Brands categories pursuant to ASC 606-10-50-5.
Exhibits

21.      Please file the consent of counsel whose advice is referenced on page
102.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jason K. Giordano
Collier Creek Holdings
July 9, 2020
Page 6



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJason K. Giordano
                                                           Division of
Corporation Finance
Comapany NameCollier Creek Holdings
                                                           Office of
Manufacturing
July 9, 2020 Page 6
cc:       Peter Seligson
FirstName LastName